April 1, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Caroline Kim and Sirimal Mukerjee, Staff Attorneys

Re:	Recon Technology Ltd.

Form 10-K for Fiscal Year Ended June 30, 2012 Filed September 28, 2012

File No. 1-34409

Dear Ms. Kim and Mr. Mukerjee:

On behalf of Recon Technology, Ltd (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated March 18, 2013. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

Form 10-K for Fiscal Year Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

1.	We note your response to prior comment 2 that you did not have any material capital commitments for the fiscal years ended June 30, 2012 and 2011, and re-issue such comment. Please expand your disclosure to explain any material changes in any capital commitments and anticipated sources of funding for such activities or provide an analysis in necessary detail as to why you continue to believe that you did not have any material capital commitments for the above-referenced fiscal years. In this regard, we note that your research and development expenses doubled for 2012 from 2011. Also, please disclose your capital expenditures budget for 2013. Refer to Item 303(a)(2) of Regulation S-K. For guidance concerning this disclosure requirement, see SEC Release No. 34-26831, Part III.B (May 18, 1989). If you have not determined such budget at the time of your filing, please disclose such information in your filing.

The Company acknowledges the comment and will expand its discussion of capital commitments as to read as follows:

Capital Commitments and Anticipated Sources of Funding

As a certified high technology company in China which receives favorable tax treatment and other benefits, we are required to devote 6% of our revenues to qualifying research and development expenses in order to maintain our certification. In fiscal years 2011 and 2012, our required expenditures were RMB 3,029,902 and RMB 2,908,584, respectively. Moreover, for fiscal year 2013, we expect we will need to spend approximately RMB 5,200,000 for such purposes.

In order to meet these requirements and in furtherance of our strategic plans, our capital commitments over the last two years and our anticipated capital commitments in fiscal 2013 are as follows:

Capital Commitment	Fiscal Year
	2011	2012	2013 (Expected)
Automation System/Software	¥873,680	¥2,748,336	¥3,008,850
Furnaces and Other Capital Expenditures	¥2,204,711	¥3,785,083	¥4,815,270
Total	¥3,078,391	¥6,533,419	¥7,824,120

Our expenditures on capital commitments have been related to the development, upgrading and customization for new uses of our automation systems and software and our furnace and furnace-related products.

The increase in expenditures between 2011 and 2012 for our automation systems and software was a result of developing some new SCADA systems. We expect to further increase such expenditures by approximately ¥261,000 in 2013 because we plan to update some automation systems so that they can be applied to coal bed methane production.

The increase in expenditures between 2011 and 2012 for our furnaces and related products was a result of increased material costs and expenses on furnaces development and testing. We expect to further increase such expenditures by approximately ¥1,030,000 in 2013 because we need to develop more new furnace models according to our client’s requirements and to maintain our high technology status.

We have paid our capital commitments in 2011 and 2012, and expect to pay them in 2013, with our available working capital. To the extent we do not have sufficient working capital to meet such commitments, we will either need to determine to limit our expenditures if doing so is feasible and allows us to continue to qualify as a high technology company or raise additional funds to be able to continue to make such capital expenditures. We expect that we will be able to meet our capital commitments in fiscal 2013 with currently available working capital.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorneys, Bradley Haneberg (804.771.5790) and Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia

Liu Jia

Chief Financial Officer